





ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Piengchai Pookakupt, Ph.D.**
Executive Vice President

12g3-2(b) File No.82-4922

Ref No. OS.109/2007

November 21, 2007

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 2 6 2007
WASH. D.C.
200
SECTION

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

PROCESSED
DEC 0 4 2007
THOMSON
FINANCIAL

dlw 11/30

Summary Statement of Assets and Liabilities [1/]

As at 31 October 2007

ธนาคารกสิกรไทย
KASIKORNBANK 泰華農民銀行



| Assets | Baht | Liabilities | Baht |
|---|---|---|---|
| Cash | 18,958,410,936.31 | Deposits | 816,510,506,130.11 |
| Interbank and money market items | 104,688,427,809.40 | Interbank and money market items | 14,153,098,235.41 |
| Securities purchased under resale agreements | 6,600,000,000.00 | Liabilities payable on demand | 7,471,198,447.51 |
| Investments in securities, net | 105,266,138,992.30 | Securities sold under repurchase agreements | |
| (with obligations 6,439,520,324.79 Baht ) | | Borrowings | 37,932,971,741.83 |
| Credit advances (net of allowance for doubtful accounts) | 704,404,762,131.59 | Bank's liabilities under acceptances | 2,964,578,484.79 |
| Accrued interest receivables | 1,507,921,984.55 | Other liabilities | 24,992,072,757.06 |
| Properties foreclosed | 11,438,217,757.74 | Total liabilities | 904,024,424,796.71 |
| Customers' liabilities under acceptances | 2,904,578,484.79 | | |
| Premises and equipment, net | 29,574,090,457.41 | Shareholders' equity | |
| Other assets | 22,672,031,191.56 | Paid-up share capital | |
| | | (registered share capital Baht 30,480,146,970.00) | 28,882,023,170.00 |
| | | Reserves and net profit after appropriation | 58,835,249,722.06 |
| | | Other reserves and profit and loss account | 15,331,486,050.93 |
| | | Total shareholders' equity | 98,048,758,948.99 |
| Total Assets | 1,002,073,183,745.70 | Total Liabilities and Shareholders' Equity | 1,002,073,183,745.70 |
| Customers' liabilities under unmatured bills | 5,426,610,418.29 | Bank's liabilities under unmatured bills | 5,426,610,418.29 |
| Total | 1,007,499,794,163.99 | Total | 1,007,499,794,163.99 |

| | Baht |
|---|---|
| Non-Performing Loans 2/(net) as at 30 September 2007 (Quarterly) | 20,510,078,135.79 |
| (2.85% of total loans after allowance for doubtful accounts of Non-Performing Loans) | |
| Required provisioning for loan loss, as at 30 September 2007 (Quarterly) | 24,740,056,940.09 |
| Actual allowace for doubtful accounts | 29,947,568,194.57 |
| Loans to related parties | 26,706,871,569.02 |
| Loans to related asset management companies | 4,833,000,000.00 |
| Loans to related parties due to debt restructuring | 1,050,522,717.96 |
| Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand | - |
| Legal capital fund | 111,766,751,617.33 |
| Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section | - |
| Significant contingent liabilities | |
| Avals to bills and guarantees of loans | 1,245,021,441.53 |
| Letters of credit | 17,785,166,195.44 |

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 30 September 2007 (Quarterly) 40,269,394,692.71

(5.44% of total loans before allowance for doubtful accounts)

END